Filed by Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Avenue Financial Holdings, Inc.

(Registration Statement No. 333-210787)

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle Financial Partners, Inc. (“Pinnacle”) has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Pinnacle’s common stock that will be issued to shareholders of Avenue Financial Holdings, Inc. (“Avenue”) in connection with the proposed merger. The registration statement includes a proxy statement/prospectus (that will be delivered to Avenue’s shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, AVENUE AND THE MERGER.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners, Inc., 150 3rd Avenue South, Suite 980, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or Avenue Financial Holdings, Inc., 111 10th Avenue South, Suite 400, Nashville, TN 37203, Attention: Investor Relations (615) 252-2265.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Pinnacle and Avenue, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Avenue in respect of the proposed merger. Certain information about the directors and executive officers of Pinnacle is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016 and its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on March 10, 2016, and its Current Report on Form 8-K which was filed with the SEC on April 1, 2016. Certain information about the directors and executive officers of Avenue is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 29, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Certain of the statements in this presentation may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “goal,” “objective,” “intend,” “plan,” “believe,” “should,” “hope,” “pursue,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such risks include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) continuation of the historically low short-term interest rate environment; (iii) the inability of Pinnacle, or entities in which it has significant investments, like Bankers Healthcare Group, LLC (“BHG”), to maintain the historical growth rate of its, or such entities’, loan portfolio; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle’s asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA, the Knoxville MSA, the Chattanooga, TN-GA MSA and the Memphis, TN-MS-AR MSA, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates on loans or deposits; (ix) the results of regulatory examinations; (x) the ability to retain large, uninsured deposits; (xi) a merger or acquisition like the proposed merger with Avenue; (xii) risks of expansion into new geographic or product markets; (xiii) any matter that would cause Pinnacle to conclude that there was impairment of any asset, including intangible assets; (xiv) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle), to retain financial advisors (including those at Avenue) or otherwise to attract customers from other financial institutions; (xv) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvi) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels; (xvii) risks associated with litigation, including the applicability of insurance coverage; (xviii) the risk that the cost savings and any revenue synergies from the mergers with Avenue, CapitalMark Bank & Trust (“CapitalMark”) and Magna Bank (“Magna”) may not be realized or take longer than anticipated to be realized; (xix) disruption from the Avenue merger with customers, suppliers or employee relationships; (xx) the occurrence of any event, change or other circumstances that could give rise to the termination of the Avenue merger agreement; (xxi) the risk of successful integration of Avenue’s, CapitalMark’s and Magna’s business with Pinnacle’s; (xxii) the failure of Avenue’s shareholders to approve the Avenue merger; (xxiii) the amount of the costs, fees, expenses and charges related to the Avenue merger; (xxiv) the ability to obtain required government approvals of the proposed terms of the Avenue merger; (xxv) risk of adverse reaction of Pinnacle’s and Avenue’s customers to the Avenue merger; (xxvi) the failure of the closing conditions of the Avenue merger to be satisfied; (xxvii) the risk that the integration of Avenue’s, CapitalMark’s and Magna’s operations with Pinnacle’s will be materially delayed or will be more costly or difficult than expected; (xxviii) the possibility that the Avenue merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xxix) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the Avenue merger; (xxx) approval of the declaration of any dividend by Pinnacle’s board of directors; (xxxi) the vulnerability of Pinnacle’s network and online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xxxii) the possibility of increased compliance costs as a result of increased regulatory oversight, including oversight of companies in which Pinnacle has significant investments, and the development of additional banking products for Pinnacle’s corporate and consumer clients; (xxxiii) the risks associated with Pinnacle being a minority investor in BHG, including the risk that the owners of a majority of the membership interests in BHG decide to sell the company if not prohibited from doing so by the terms of Pinnacle’s agreement with them; (xxxiv) the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets will exceed current estimates; and (xxxv) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments . A more detailed description of these and other risks is contained in “Item 1A. Risk Factors” in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2015. Many of such factors are beyond Pinnacle’s ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.

Set forth below is a transcript of the portions of Pinnacle’s quarterly earnings conference call held on April 19, 2016 during which the proposed merger of Avenue with and into Pinnacle was discussed.

PINNACLE FINANCIAL PARTNERS

Moderator: Terry Turner

April 19, 2016

8:30 a.m. CDT

(Harold R. Carpenter, EVP and CFO): Our belief is that the Avenue merger will also be positive to revenue-per-share growth, and after seeing their first-quarter loan growth, we believe it is not only a leading indicator to this future positive, but is near-term validation as to why the combination of Pinnacle and Avenue makes so much sense.

…

As mentioned previously, Avenue’s loan growth in the first quarter was exceptional, at roughly 28% over last year’s EOP balances.

…

Collectively, Avenue’s linked-quarter and Pinnacle’s linked-quarter loan growth amounted to 11.5% over fourth-quarter balances. So yes, we like the way this year is shaping up.

…

Coincidentally, Avenue’s loan book is fairly close to ours, with about $128 million of their $962 million in loans with floors and 43% of their loan balances set to participate in the next rate hike.

…

Avenue’s average loan-to-deposit ratio was in the 92% range in the first quarter.

…

These demand deposit accounts are core operating accounts that we and Avenue would expect to keep, regardless of the rate environment.

…

The synergy case for our mergers remain in place, which will eventually help us create more operating leverage in future quarters as we fully expect to achieve the targeted EPS accretion targets in 2016 that we spoke about on the various merger conference calls.

…

We have considered these charges when we announced the Avenue merger and continue to believe that the Avenue merger will be approximately 2% accretive in 2016 and 4% accretive in 2017, inclusive of the $10 billion threshold charges. We continue to believe the Avenue merger will occur in the late second quarter or early third quarter, once we obtain the required regulatory and shareholder approvals. To be clear, we filed the S-4 on Friday of last week, so we are anxiously awaiting the SEC’s approval of the S-4.

…

(M. Terry Turner, President and CEO):

And then finally, in the case of Avenue, we announced that transaction in January. Harold has been through the accretion numbers there and indicated that we expect to close that transaction either late second quarter or early third quarter. And then we will have the technology conversion, which is slated for the fourth quarter of 2016.

Set forth below is a transcript of the portions of the question and answer session of Pinnacle’s quarterly earnings conference call held on April 19, 2016 during which the proposed merger of Avenue with and into Pinnacle was discussed.

Michael Rose, Raymond James & Associates, Inc.

Q: Okay. And then I haven’t opened up the S-4. But what are the pro forma impacts on a margin basis for the Avenue deal? [At this point].

A: (Mr. Carpenter) The Avenue deal will be dilutive to the margin by a couple of ticks.

Brian Martin, Fig Partners

Q: I got you. Okay, all right. And then just last two — just as it relates to NIM and Avenue, the guidance range — can you remind us again what the guidance range is on NIM? And just — it sounds like — is it 3.70% to 3.90% or do have that wrong as far as what your target range is?

A: (Mr. Carpenter) Yes, we think this year we ought to be in the 3.70% to 3.90%. When Avenue comes onboard, you are probably looking at anywhere from 2 basis points to 5 basis points in dilution.